UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

Peggy Yu Yu

Guoqing Li

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

c/o 21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

+86-10 5799-2666

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 4 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2015, as amended by Amendment No. 1 filed on May 18, 2016, Amendment No. 2 filed on June 2, 2016 and Amendment No. 3 filed on June 17, 2016 (the “Original Founder Filing”), by Peggy Yu Yu (“Ms. Yu”), Guoqing Li (“Mr. Li”), Kewen Holding Co. Limited (“Kewen”) and Science & Culture International Limited (“SC International”), with respect to the common shares (“Common Shares”), consisting of Class A common shares, par value $0.0001 per share (“Class A Common Shares”, including Class A Common Shares represented by American depositary shares (“ADSs”), each of which represents five Class A Common Shares), and Class B common shares, par value $0.0001 per share (“Class B Common Shares”), of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”).

This Schedule 13D also represents Amendment No. 2 to the Schedule 13D initially filed with the Commission on June 2, 2016, as amended by Amendment No. 1 filed on June 17, 2016 (the “Original Management Filing”), by First Profit Management Limited (“First Profit”), Danqian Yao (“Mr. Yao”), Lijun Chen (“Mr. Chen”) and Min Kan (“Mr. Kan”) with respect to the Common Shares of the Company.

Except as amended hereby, each of the Original Founder Filing and the Original Management Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Founder Filing and the Original Management Filing.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

3

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

4

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science & Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

5

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS First Profit Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

6

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Danqian Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

7

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Lijun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

8

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Min Kan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

9

Item 4. Purpose of Transaction.

With respect to each of the Original Founder Filing and the Original Management Filing, Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On September 12, 2016, an extraordinary general meeting of the shareholders of the Company was held at 2:00 pm (Beijing time) at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On September 20, 2016, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on September 20, 2016 (the “Effective Time”). As a result of the Merger, the Company became directly wholly owned by Parent.

At the Effective Time of the Merger, each Common Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive an amount in cash equal to US$1.34 in cash per Common Share, and each ADS issued and outstanding prior to the Effective Time was cancelled in consideration for the right to receive US$6.70 in cash per ADS (less any cancellation fee), in each case, without interest and net of any applicable withholding taxes, except for (i) 136,432,925 Common Shares, consisting of 3,135,840 Class A Common Shares and 13,000,000 Class B Common Shares held by Ms. Yu, 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International, 21,876,660 Class B Common Shares held by Kewen, 210,425 Class A Common Shares held by First Profit (including 164,000 Class A Common Shares beneficially owned by Mr. Yao and 46,425 Class A Common Shares beneficially owned by Mr. Chen, in each case, held of record by First Profit as nominee shareholder) and 25,000 Class A Common Shares held by Mr. Kan; (ii) Class A Common Shares held by The Bank of New York Mellon (the “ADS Depositary”) and reserved for future issuance pursuant to the Company’s Share Incentive Plans (as defined below) (Common Shares described under (i) and (ii) above are collectively referred to herein as the “Excluded Shares”); and (iii) Common Shares held by any shareholder of the Company who validly exercises, and has not effectively withdrawn or lost, such shareholder’s right to dissent from the Merger in accordance with Section 238 of the Companies Law (2013 Revision) of the Cayman Islands (the “CICL”) (Common Shares described in (iii) are referred to herein as the “Dissenting Shares”). The Excluded Shares issued and outstanding immediately prior to the Effective Time have been cancelled for no consideration. The Dissenting Shares have been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In addition to the foregoing, at the Effective Time, the Company terminated the 2004 Share-Based Compensation Plan of the Company and all amendments and modifications thereto, and the 2010 Share Incentive Plan of the Company and all amendments and modifications thereto (collectively, the “Share Incentive Plans”), terminated all relevant award agreements applicable to the Share Incentive Plans, canceled all options to purchase Shares (the “Company Options”) and all other awards, if any, granted under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable. Each Company Option vested on or prior to the Effective Time (the “Vested Company Option”) that remains outstanding immediately prior to the Effective Time and is cancelled at the Effective Time will, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of $1.34 over the exercise price of such Vested Company Option multiplied by (ii) the number of Shares underlying such Vested Company Option; provided that if the exercise price of any such Vested Company Option is equal to or greater than $1.34, such Vested Company Option has been cancelled without any payment therefor. No former holder of any Company Options that are not Vested Company Options will be entitled to any payment with respect thereto.

10

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on September 20, 2016 and will become eligible for delisting from the NYSE and termination of registration under the Act.

Item 5. Interest in Securities of the Issuer.

With respect to each of the Original Founder Filing and the Original Management Filing, Item 5 is hereby amended and restated in its entirety as follows:

(a)–(b) As of the date of this Schedule 13D, the Reporting Persons do not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares.

(c) To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Common Shares during the 60-day period prior to the filing of this Schedule 13D.

(d)–(e) Not applicable.

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2016

Peggy Yu Yu

/s/ Peggy Yu Yu

Guoqing Li

/s/ Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

Danqian Yao

/s/ Danqian Yao

Lijun Chen

/s/ Lijun Chen

Min Kan

/s/ Min Kan